Exhibit 99.1

SUZANO PAPEL E CELULOSE S.A.

Publicly Held Company
Corporate Taxpayer ID (CNPJ/MF): 16.404.287/0001-55
Company Registry (NIRE): 29.300.016.331

MINUTES OF THE BOARD OF DIRECTORS MEETING

1.                                     Date, Time and Place: The meeting of the Board of Directors of Suzano Papel e Celulose S.A. (“Company”) was held on October 25, 2018, at 11:00 a.m., at the offices of the Company located at Avenida Brigadeiro Faria Lima, 1355, 8th floor, in the city and state of São Paulo.

2.                                     Attendance: The following directors attended the meeting: David Feffer (Chairman of the Board), Claudio Thomaz Lobo Sonder (Vice-Chairman of the Board), Daniel Feffer (Vice-Chairman of the Board), Antonio de Souza Corrêa Meyer (Director), Jorge Feffer (Director), Maria Priscila Rodini Vansetti Machado (Director), Nildemar Secches (Director) and Rodrigo Kede de Freitas Lima (Director).

3.                                     Chairman and Secretary: David Feffer presided over the meeting and Pablo F. Gimenez Machado acted as secretary.

4.                                     Agenda:

4.1                              To deliberate on applying to the New York Stock Exchange (“NYSE”) in order to have the new common shares to be issued as a result of the Merger Agreement (the “Merger Agreement”) entered into by Fibria Celulose S.A. (“Fibria”) and the Company on July 26, 2018, pursuant to which Fibria will become a wholly owned subsidiary of the Company by way of a merger of shares (incorporação de ações) under Brazilian law (the “Merger”), listed on the NYSE under an American Depositary Receipts (“ADRs”) program (the “Listing”);

4.2                              To deliberate on the migration of the Company’s ADRs — Level I program of the Company, registered with the Comissão de Valores Mobiliários (Securities and Exchange Commission of Brazil) under number CVM/SRE/RDR/1993/004 on November 22, 1993 (“ADR Program”), to Level II of the NYSE (the “Migration”);

4.3                              To deliberate on the appointment of The Bank of New York Mellon as depositary and transfer agent; and

4.4                              To authorize the Board of Executive Officers of the Company to take all necessary, complementary and/or advisable acts and proceedings for the implementation of the aforementioned deliberations, if approved.

5.                                     Minutes in summary form: The directors unanimously approved the drawing up of these minutes in summary form.

6.                                     Resolutions: Directors present at the meeting, unanimously and without restrictions:

6.1                              After analyzing and discussing the matters on the agenda and having been informed of the purpose and benefits of the Listing and the Migration, which include adapting the level of the ADR Program of the Company to the level of the ADR program of Fibria, in attention to the steps and procedures required for integrating the operations and shareholder bases of Fibria and the Company pursuant to the Merger Agreement, approved: (i) the Listing of the Company with the NYSE; (ii) the Listing of new Company’s shares with NYSE through an ADR Program; (iii) the Migration of the ADR Program of the Company to Level II of the NYSE; and (iv) the

appointment of The Bank of New York Mellon as depositary and transfer agent of the Company for the purposes of the Listing and the Migration; and

6.2                              Pursuant to the bylaws of the Company, authorized the Board of Executive Officers of the Company to take all necessary, complementary and/or advisable acts and proceedings in order to have the matters approved as per item 6.1 above duly implemented.

7.                                     Closure: There being no further matter to discuss, the meeting was closed. The minutes of the meeting were drafted, read and approved by all the directors present at the meeting.

São Paulo, October 25, 2018.

David Feffer	Pablo F. Gimenez Machado
Chairman of the Meeting and of the Board	Secretary

Claudio Thomaz Lobo Sonder	Daniel Feffer
Vice Chairman	Vice Chairman

Antonio de Souza Corrêa Meyer	Jorge Feffer
Director	Director

Nildemar Secches	Maria Priscila Rodini Vansetti Machado
Director	Director

Rodrigo Kede de Freitas Lima
Director